NSAR Sub-Item 77D (g)

Royce Focus Trust, Inc.

        On June 10-11, 2004, the Board of Directors of Royce Focus Trust, Inc. (the "Fund") voted to amend the Fund's non-fundamental investment policies to require it to normally invest more than 65% of its total assets in common stocks and convertible securities. Previously the Fund's policies had required it to invest more than 75% of its total assets in common stocks and convertible securities.

        On September 17, 2003, the Board of Directors of Royce Focus Trust, Inc. voted to amend the Fund's non-fundamental investment policies to remove the requirement that the Fund normally invest more than 65% of its assets in securities of companies of at least three countries, including the United States.